EXHIBIT 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

(In Millions, Except Per Share Amounts)

	For the Years Ended December 31

	2004	2003	2002

Earnings from continuing operations before accounting changes	$478	$294	$260
Discontinued operations	(513)	21	35
Cumulative effect of accounting changes	—	(13)	(1,175)

Net earnings (loss)	(35)	302	(880)
Effect of dilutive securities	—	—	—

Earnings from continuing operations before the cumulative effect of accounting changes - assuming dilution	$(35)	$302	$(880)

Average common shares outstanding	485.8	479.6	481.4
Effect of dilutive securities Stock options	2.6	1.5	1.6

Average common shares outstanding - assuming dilution	488.4	481.1	483.0

Earnings per common share from continuing operations before accounting changes	$0.98	$0.62	$0.54
Discontinued operations	(1.05)	0.04	0.07
Cumulative effect of accounting changes	—	(0.03)	(2.44)

Net earnings (loss) per share	$(0.07)	$0.63	$(1.83)

Earnings per common share from continuing operations before accounting changes - assuming dilution	$0.98	$0.61	$0.54
Discontinued operations	(1.05)	0.04	0.07
Cumulative effect of accounting changes	—	(0.03)	(2.43)

Net earnings (loss) per common share - assuming dilution	$(0.07)	$0.63	$(1.82)

Note: If an amount does not appear in the above table, the security was antidilutive for the period presented. Antidilutive securities included preferred securities of a subsidiary trust for 2002.